

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 17, 2017

<u>Via E-mail</u>
Mr. Patrick Gosselin
Chief Executive Officer
PureSnax International, Inc.
1000 Woodbridge Center Drive, Suite 213
Woodbridge, NJ 07095

> **Re: PureSnax International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed October 14, 2016**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2016**
> **Filed November 21, 2016**
> **File No. 333-176376**

Dear Mr. Gosselin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2016</u>

<u>Item 8. Unaudited Financial Statements and Supplementary Data</u>

1. We note that your annual report does not include an audit opinion. In this regard, please amend your Form 10-K to include an audit report from a PCAOB-registered independent public accounting firm. Refer to Rule 2.02 of Regulation S-X. We remind you that your amendment should include the entire "Item" that has been amended, as well as certifications that are currently dated and refer to the Form 10-K/A.

<u>Item 9A. Controls and Procedures</u>

2. Please amend your filing to provide the disclosures required under Item 9A of Form 10-K. We remind you that your Item 9A disclosures should include:

- disclosure of your conclusion on the effectiveness of your disclosure controls and procedures;

- management's annual report on internal control over financial reporting, including management's conclusion as to whether your internal controls over financial reporting is either <u>effective or not effective</u>;

- clarification of which version, <u>1992 or 2013</u>, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting; and

- disclosure of whether there were any changes in your internal controls over financial reporting during the latest fiscal quarter.

Refer to Items 307 and 308 of Regulation S-K.

<u>Exhibit 32.1</u>

3.   Please revise your Section 906 certification to use the correct name of your company, as it currently references B-Maven.

<u>XBRL Data Exhibits</u>

4.   Please amend your annual report to include the interactive data exhibits required by Item 601(b)(101) of Regulation S-K.

<u>Form 10-Q for the Fiscal Quarter Ended September 30, 2016</u>

<u>XBRL Data Exhibits</u>

5.   Please amend your quarterly report to include the interactive data exhibits required by Item 601(b)(101) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Ernest Greene at (202) 551-3733 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction